Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257

Brocade Communications Systems Inc., and McDATA Corporation
CORPORATE FACTS AT A GLANCE

•	MARKET: Technology, Communications Equipment

•	HEADQUARTERS: San Jose, CA

•	FOUNDED: 1995

•	CHIEF EXECUTIVE OFFICER: Mike Klayko

•	STOCK: BRCD (Nasdaq)

•	EMPLOYEES: Approximately 1,400

•	REVENUE: $574 million in fiscal 2005

•	CUSTOMERS:

Enterprise and medium-size organizations

•	MARKET PRESENCE:
•	Brocade is an industry leading provider of SAN and FAN products that assist in the management of data center infrastructure

•	Brocade is the industry leader in number of ports shipped

•	40% of sales are outside of the US
•	MARKET: Technology, Communications Equipment
•	HEADQUARTERS: Broomfield, CO
•	FOUNDED: 1982
•	CHIEF EXECUTIVE OFFICER: John Kelley
•	STOCK: MCDTA (Nasdaq)
•	EMPLOYEES: Approximately 1,470
•	REVENUE: $614 million in FY 2005
•	CUSTOMERS:

Enterprise and medium-size organizations
•	MARKET PRESENCE:
•	McDATA makes Fibre Channel and FICON switches, routers, and extension products, and offers bandwidth services and PS consulting services

•	Businesses use its products and services to build storage area networks (SANs).

•	About 40% of sales are outside the US.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McData by contacting McData at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.